

Q4 2005 Supplemental Schedules

Enclosed are the following supplemental reports:

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
www.homeproperties.com

HOME PROPERTIES OWNED COMMUNITIES RESULTS

FOURTH QUARTER 2005

	# of Apts.	Date Acqu.	Q4 '05 Rent/Mo.	Q4 '05 Occup.	Year Ago Occup.	Q4 '05 versus Q4 '04 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	Q4 '05 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 971	93.5%	92.4%	-2.6%	-1.5%	-6.2%		
Canterbury Apartments	618	7/16/1999	$ 840	93.7%	91.4%	2.3%	4.8%	1.0%		
Country Village	344	4/30/1998	$ 816	93.4%	91.6%	3.1%	5.1%	6.6%		
Falcon Crest	396	7/16/1999	$ 899	91.8%	88.9%	3.8%	7.1%	13.8%		
Fenland Field	234	8/1/2001	$ 1,033	94.3%	93.7%	1.7%	2.4%	7.3%		
Gateway Village	132	7/16/1999	$ 1,165	95.3%	90.4%	3.1%	8.7%	19.0%		
Mill Towne Village Apts	384	5/31/2001	$ 798	96.2%	93.0%	3.1%	6.8%	13.4%		
Morningside Heights	1,050	4/30/1998	$ 815	93.6%	92.4%	2.9%	4.2%	5.5%		
Owings Run	504	7/16/1999	$ 1,031	92.8%	94.0%	5.1%	3.8%	5.0%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 986	93.5%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,225	89.8%	94.3%	6.4%	1.3%	-6.1%		
Shakespeare Park	84	7/16/1999	$ 811	99.3%	95.3%	0.1%	4.3%	-1.2%		
Timbercroft Townhomes	284	7/16/1999	$ 808	99.2%	97.8%	9.0%	10.6%	19.0%		
Village Square Townhomes	370	7/16/1999	$ 1,057	95.9%	94.2%	5.7%	7.5%	9.1%		
Woodholme Manor	176	3/31/2001	$ 757	90.6%	91.8%	6.9%	5.5%	7.9%		
Total Baltimore Region	5,842		$ 910	93.9%	92.6%	2.6%	4.1%	4.8%	14.7%	13.4%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,347	96.3%	92.7%	2.7%	6.7%	9.5%		
Stone Ends	280	2/12/2003	$ 1,190	97.3%	94.1%	1.0%	4.3%	3.5%		
The Village at Marshfield	276	3/17/2004	$ 1,114	94.9%	93.4%	4.6%	6.2%	12.7%		
Total Boston Region	1,252		$ 1,261	96.2%	93.1%	2.7%	6.1%	8.7%	4.2%	2.9%
Buffalo, NY Region										
Emerson Square	96	10/15/1997	$ 687	96.2%	98.1%	1.1%	-1.0%	-10.6%		
Idylwood	720	1/1/1995	$ 678	91.4%	91.8%	0.9%	0.5%	3.5%		
Paradise Lane	324	10/15/1997	$ 700	88.9%	94.0%	-0.1%	-5.5%	-23.0%		
Raintree Island	504	8/4/1994	$ 717	92.6%	91.7%	-1.5%	-0.6%	-24.5%		
Total Buffalo Region	1,644		$ 695	91.6%	92.5%	-0.1%	-1.1%	-11.8%	1.9%	3.8%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 850	91.4%	94.8%	5.5%	1.8%	3.6%		
Total Delaware Region	432		$ 850	91.4%	94.8%	5.5%	1.8%	3.6%	0.9%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 732	93.7%	90.0%	-3.4%	0.5%	-3.8%		
Carriage Hill - MI	168	9/29/1998	$ 783	96.2%	94.9%	0.8%	2.2%	-3.6%		
Carriage Park	256	9/29/1998	$ 718	90.5%	90.8%	-2.6%	-2.9%	-10.7%		
Charter Square	492	10/29/1997	$ 851	94.4%	92.3%	-0.7%	1.5%	-0.9%		
Cherry Hill Club	165	7/7/1998	$ 619	91.2%	89.6%	-2.6%	-0.9%	-19.4%		
Cherry Hill Village	224	9/29/1998	$ 675	93.8%	96.0%	-4.7%	-6.9%	-40.7%		
Deerfield Woods	144	3/22/2000	$ 785	91.8%	94.3%	-1.2%	-3.8%	-11.9%		
Fordham Green	146	10/29/1997	$ 865	82.2%	87.5%	-3.1%	-8.9%	-43.0%		
Greentrees	288	10/29/1997	$ 602	91.0%	81.7%	-8.2%	2.2%	-10.1%		
Hampton Court	182	9/30/2000	$ 654	89.0%	87.0%	-4.4%	-2.1%	0.7%		
Kingsley	328	10/29/1997	$ 663	94.3%	92.9%	-0.3%	1.2%	1.0%		
Macomb Manor	217	3/22/2000	$ 694	94.1%	90.0%	-0.9%	3.6%	-1.5%		
Oak Park Manor	298	10/29/1997	$ 834	87.9%	89.8%	-1.3%	-3.4%	-9.1%		
Scotsdale	376	11/26/1997	$ 646	92.1%	92.9%	-2.9%	-3.8%	-8.8%		
Southpointe Square	224	10/29/1997	$ 631	88.6%	88.1%	-2.6%	-2.1%	-25.6%		
Springwells Park	303	4/8/1999	$ 952	89.0%	86.7%	-3.6%	-1.0%	-18.4%		
Stephenson House	128	10/29/1997	$ 666	88.0%	94.6%	-0.8%	-7.7%	-8.5%		
The Lakes	434	11/5/1999	$ 825	88.2%	82.7%	-3.5%	2.8%	17.4%		
Woodland Gardens	337	10/29/1997	$ 710	91.7%	91.9%	-3.1%	-3.3%	1.0%		
Total Detroit Region	5,046		$ 741	91.1%	89.8%	-2.6%	-1.1%	-8.1%	7.0%	11.6%
Florida Region										
The Hamptons	668	7/7/2004	$ 907	95.6%	90.1%	8.8%	15.5%	68.6%		
Vinings at Hampton Village	168	7/7/2004	$ 984	95.2%	93.7%	7.3%	9.0%	59.2%		
Total Florida Region	836		922	95.5%	90.9%	8.5%	14.0%	66.6%	1.8%	1.9%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,210	94.5%	90.7%	-1.6%	2.5%	1.1%		
Cornwall Park	75	7/17/1996	$ 1,603	86.3%	90.0%	-0.9%	-4.9%	-9.8%		
Lakeshore Villas	152	7/17/1996	$ 1,071	92.4%	95.2%	3.9%	1.0%	-12.8%		
Patricia	100	7/7/1998	$ 1,364	93.1%	93.7%	2.9%	2.3%	-1.2%		
Sherwood Consolidation	224	10/11/2002	$ 1,129	96.2%	96.4%	9.0%	8.8%	21.2%		
Sunset Gardens	217	7/17/1996	$ 924	95.8%	92.8%	2.6%	5.8%	10.2%		
Total Hudson Valley Region	908		$ 1,148	93.7%	93.4%	3.2%	3.5%	3.0%	2.2%	2.1%

HOME PROPERTIES OWNED COMMUNITIES RESULTS

	FOURTH QUARTER 2005					Q4 '05 versus Q4 '04 % Growth				
	# of Apts.	Date Acqu.	Q4 '05 Rent/Mo.	Q4 '05 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q4 '05 % NOI w/ G&A	% #Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 830	92.7%	89.1%	-4.9%	-1.0%	31.6%		
Courtyards Village	224	8/29/2001	$ 757	93.7%	96.3%	-0.4%	-3.2%	-2.0%		
Cypress Place	192	12/27/2000	$ 882	92.8%	94.3%	-1.1%	-2.7%	-18.7%		
The Colony	783	9/1/1999	$ 797	95.6%	90.5%	-3.7%	1.7%	20.7%		
The New Colonies	672	6/23/1998	$ 696	91.7%	90.5%	-2.0%	-0.8%	-21.7%		
Total Illinois Region	2,242		$ 775	93.6%	91.2%	-2.9%	-0.3%	0.6%	3.6%	5.1%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,168	96.2%	94.7%	3.7%	5.4%	16.8%		
Cambridge Village	82	3/1/2002	$ 1,500	97.5%	97.7%	7.3%	7.1%	19.1%		
Coventry Village	94	7/31/1998	$ 1,347	95.2%	94.4%	2.4%	3.2%	4.7%		
Devonshire Hills	297	7/16/2001	$ 1,679	96.2%	92.4%	0.8%	4.8%	8.2%		
East Winds	96	11/1/2000	$ 1,126	93.5%	95.1%	2.3%	0.6%	6.3%		
Hawthorne Court	434	4/4/2002	$ 1,352	93.0%	94.2%	4.4%	3.0%	4.9%		
Heritage Square	80	4/4/2002	$ 1,492	94.8%	99.5%	9.1%	4.0%	1.4%		
Holiday Square	144	5/31/2002	$ 1,039	97.5%	95.1%	-4.7%	-2.3%	-22.3%		
Lake Grove Apartments	368	2/3/1997	$ 1,375	94.7%	93.4%	0.8%	2.2%	1.2%		
Maple Tree	84	11/1/2000	$ 1,143	95.1%	95.4%	2.3%	2.0%	-3.7%		
Mid- Island Estates	232	7/1/1997	$ 1,240	94.9%	94.4%	3.2%	3.9%	7.2%		
Rider Terrace	24	11/1/2000	$ 1,222	86.5%	91.4%	2.6%	-2.8%	-21.1%		
Sayville Commons	342	7/15/2005	$ 1,349	98.4%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,519	93.1%	95.3%	1.5%	-0.8%	2.9%		
Southern Meadows	452	6/29/2001	$ 1,340	92.5%	93.9%	1.7%	0.2%	-1.8%		
Stratford Greens	359	3/1/2002	$ 1,405	95.8%	95.4%	3.1%	3.5%	-6.6%		
Terry Apartments	65	11/1/2000	$ 1,122	96.3%	95.2%	3.0%	4.2%	7.8%		
Westwood Village Apts	242	3/1/2002	$ 2,122	98.4%	96.4%	4.6%	6.7%	10.5%		
Woodmont Village Apts	96	3/1/2002	$ 1,259	94.4%	94.8%	2.9%	2.5%	6.7%		
Yorkshire Village Apts	40	3/1/2002	$ 1,543	99.7%	99.7%	9.2%	9.3%	2.5%		
Total Long Island Region	3,752		$ 1,400	95.4%	94.7%	2.7%	3.2%	2.5%	13.8%	8.6%
Maine Region										
Liberty Commons	48	8/1/2005	$ 1,042	96.9%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 756	92.0%	94.7%	4.0%	1.1%	-3.3%		
Redbank Village	500	7/7/1998	$ 796	90.1%	91.2%	2.0%	0.9%	-0.9%		
Total Maine Region	643		$ 808	91.0%	91.7%	2.3%	0.9%	-1.3%	1.4%	1.5%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 809	93.6%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,550	95.9%	92.9%	7.0%	10.4%	22.9%		
East Hill Gardens	33	7/7/1998	$ 1,413	95.5%	100.0%	4.4%	-0.3%	-10.2%		
Fairmount Apartments	54	1/30/2004	$ 793	97.2%	98.1%	2.7%	1.7%	-13.4%		
Hackensack Gardens	198	3/1/2005	$ 824	96.2%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 921	98.5%	95.4%	2.1%	5.3%	2.2%		
Lakeview	106	7/7/1998	$ 1,210	98.7%	95.6%	3.6%	7.0%	-2.4%		
Northwood Apartments	134	1/30/2004	$ 1,157	97.5%	95.7%	3.3%	5.2%	-1.9%		
Oak Manor	77	7/7/1998	$ 1,703	97.7%	97.7%	3.2%	3.3%	-1.4%		
Pleasant View	1,142	7/7/1998	$ 1,031	92.6%	92.1%	1.8%	2.4%	-10.1%		
Pleasure Bay	270	7/7/1998	$ 1,018	95.4%	95.9%	6.3%	5.7%	8.3%		
Regency Club	372	9/24/2004	$ 1,085	91.7%	97.5%	4.3%	-2.0%	-12.5%		
Royal Gardens Apartments	550	5/28/1997	$ 1,093	92.5%	91.6%	3.4%	4.3%	0.2%		
Wayne Village	275	7/7/1998	$ 1,247	97.0%	96.6%	6.1%	6.6%	3.2%		
Windsor Realty	67	7/7/1998	$ 1,118	98.3%	96.6%	4.2%	6.0%	-7.7%		
Total New Jersey Region	3,772		$ 1,107	94.4%	94.0%	3.8%	4.1%	-1.5%	9.6%	8.7%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 826	93.4%	91.8%	-0.2%	1.5%	-1.2%		
Castle Club	158	3/15/2000	$ 920	96.5%	96.3%	3.9%	4.1%	0.3%		
Chesterfield	247	9/23/1997	$ 879	95.6%	94.6%	1.4%	2.5%	4.3%		
Curren Terrace	318	9/23/1997	$ 901	91.6%	95.0%	0.1%	-3.5%	2.1%		
Executive House	100	9/23/1997	$ 946	94.5%	96.8%	2.8%	0.4%	-0.2%		
Glen Brook	173	7/28/1999	$ 787	89.7%	87.7%	0.9%	3.3%	18.6%		
Glen Manor	174	9/23/1997	$ 771	85.4%	91.0%	2.2%	-4.0%	-9.5%		
Golf Club	399	3/15/2000	$ 1,015	90.7%	89.7%	0.1%	1.3%	13.9%		
Hill Brook Place	274	7/28/1999	$ 860	95.9%	96.3%	3.1%	2.7%	5.9%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,039	93.5%	88.3%	0.2%	6.0%	16.2%		
Home Properties of Devon	629	3/15/2000	$ 1,073	92.9%	81.3%	-1.2%	12.9%	57.7%		
New Orleans Park	442	7/28/1999	$ 799	92.5%	92.6%	2.1%	2.0%	7.9%		
Racquet Club	466	7/7/1998	$ 1,011	95.0%	95.4%	2.3%	1.9%	2.8%		
Racquet Club South	103	5/27/1999	$ 872	94.4%	94.0%	2.8%	3.2%	8.5%		
Ridley Brook	244	7/28/1999	$ 855	97.0%	92.1%	3.3%	8.8%	14.7%		
Sherry Lake	298	7/23/1998	$ 1,145	93.7%	93.4%	2.1%	2.5%	4.8%		
The Brooke at Peachtree Village	146	8/15/2005	$ 988	97.0%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 971	93.3%	90.9%	-2.0%	0.6%	-0.6%		
Trexler Park	249	3/15/2000	$ 1,044	91.5%	89.3%	-2.2%	0.2%	7.8%		
Valley View	177	9/23/1997	$ 818	92.1%	93.4%	3.3%	1.9%	10.5%		
Village Square	128	9/23/1997	$ 916	84.4%	93.3%	0.6%	-9.0%	-11.9%		
William Henry	363	3/15/2000	$ 1,109	91.1%	92.7%	2.0%	0.2%	1.0%		
Total Philadelphia Region	5,948		$ 958	92.9%	91.1%	0.9%	2.8%	10.1%	14.1%	13.7%

		FOURTH QUARTER 2005			Q4 '05 versus Q4 '04				
					% Growth				
	# of	Date	Q4 '05	Q4 '05	Year Ago	Rental	Rental	NOI	Q4 '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Rochester, NY Region										
1600 East Avenue	164	9/18/1997	$ 1,033	92.8%	92.2%	-1.4%	-0.7%	2.9%		
1600 Elmwood	210	8/4/1994	$ 921	90.0%	94.9%	-0.2%	-5.3%	-15.3%		
Brook Hill	192	8/4/1994	$ 842	95.5%	88.0%	-2.0%	6.3%	15.6%		
Newcastle Apartments	197	8/4/1994	$ 758	89.7%	95.8%	-2.0%	-8.3%	-22.1%		
Perinton Manor	224	8/4/1994	$ 818	95.4%	94.0%	0.4%	1.9%	4.8%		
Riverton Knolls	240	8/4/1994	$ 842	96.3%	89.1%	-0.1%	8.0%	26.3%		
Spanish Gardens	220	8/4/1994	$ 674	94.3%	86.8%	-4.7%	3.5%	10.7%		
The Meadows	113	8/4/1994	$ 765	88.2%	96.6%	0.1%	-8.5%	-25.1%		
Woodgate	120	6/30/1997	$ 811	93.8%	93.8%	-2.4%	-2.4%	0.8%		
Total Rochester Region	1,680		$ 828	93.2%	92.0%	-1.3%	-0.1%	1.0%	2.9%	3.9%
Syracuse, NY Region										
Fairview Heights	214	8/4/1994	$ 1,010	88.5%	95.6%	1.9%	-5.7%	-18.0%		
Harborside Manor	281	9/30/1994	$ 699	91.7%	97.9%	2.5%	-4.0%	-16.3%		
Pearl Street	60	5/17/1995	$ 623	92.8%	97.5%	4.3%	-0.7%	3.4%		
Village Green (inclu Fairways)	448	12/19/1994	$ 711	88.7%	93.8%	1.5%	-4.0%	-20.2%		
Westminster Place	240	1/1/1996	$ 688	95.2%	95.9%	2.5%	1.7%	6.3%		
Total Syracuse Region	1,243		$ 751	90.6%	95.6%	2.1%	-3.3%	-13.3%	1.9%	2.9%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,200	97.8%	97.0%	5.0%	5.8%	3.8%		
Brittany Place	591	8/22/2002	$ 1,044	93.4%	90.7%	-1.2%	1.7%	-9.5%		
Cider Mill	864	9/27/2002	$ 1,045	94.0%	93.4%	1.7%	2.4%	4.1%		
Cinnamon Run	511	12/28/2005	$ 1,041	98.1%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,239	95.4%	97.7%	3.4%	1.0%	-0.7%		
Elmwood Terrace	504	6/30/2000	$ 832	90.7%	89.8%	0.6%	1.6%	-4.1%		
Falkland Chase	450	9/10/2003	$ 1,185	94.9%	91.0%	4.0%	8.5%	7.2%		
Orleans Village	851	11/16/2000	$ 1,218	95.5%	90.7%	4.3%	9.8%	14.1%		
Park Shirlington	294	3/16/1998	$ 1,167	95.2%	92.0%	2.4%	5.9%	1.9%		
Peppertree Farm	881	12/28/2005	$ 1,050	92.3%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,177	92.5%	89.1%	0.3%	4.2%	-2.0%		
Seminary Towers	539	7/1/1999	$ 1,204	92.3%	92.0%	2.8%	3.2%	9.1%		
Tamarron Apartments	132	7/16/1999	$ 1,277	93.5%	95.5%	5.4%	3.2%	4.6%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,161	98.2%	95.5%	0.1%	3.0%	13.1%		
The Manor - MD	435	8/31/2001	$ 1,112	90.5%	90.9%	-0.3%	-0.7%	-4.4%		
The Manor - VA	198	2/19/1999	$ 985	94.7%	94.7%	7.0%	6.9%	16.8%		
The Sycamores	185	12/16/2002	$ 1,233	97.7%	96.8%	6.4%	7.4%	12.1%		
Virginia Village	344	5/31/2001	$ 1,210	91.3%	94.6%	1.0%	-2.5%	-5.8%		
West Springfield	244	11/18/2002	$ 1,320	92.3%	95.9%	6.7%	2.8%	5.7%		
Woodleaf Apartments	228	3/19/2004	$ 1,012	92.7%	94.5%	4.5%	2.5%	-10.4%		
Total Washington DC Region	8,192		$ 1,127	93.9%	92.6%	2.5%	3.9%	3.6%	20.0%	18.9%
TOTAL OWNED PORTFOLIO	43,432		$ 983	93.6%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	33,422		$ 1,009	93.7%	92.7%	1.8%	2.9%	3.0%		
HELD FOR SALE/DETROIT	5,046		$ 741	91.1%	89.8%	-2.6%	-1.1%	-8.1%		
TOTAL SAME STORE	38,468		$ 974	93.4%	92.4%	1.4%	2.5%	2.1%		

HOME PROPERTIES OWNED COMMUNITIES RESULTS

					YTD '05 versus YTD '04				
		December YTD			% Growth				
	# of	Date	YTD '05	YTD '05	Year Ago	Rental	Rental	NOI	YTD '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 984	92.1%	91.8%	-1.1%	-0.8%	-5.0%		
Canterbury Apartments	618	7/16/1999	$ 829	93.4%	93.0%	3.1%	3.5%	3.1%		
Country Village	344	4/30/1998	$ 803	92.9%	93.4%	3.2%	2.7%	0.8%		
Falcon Crest	396	7/16/1999	$ 883	90.5%	92.3%	3.2%	1.2%	2.0%		
Fenland Field	234	8/1/2001	$ 1,025	94.1%	92.8%	2.3%	3.7%	2.2%		
Gateway Village	132	7/16/1999	$ 1,144	92.9%	92.8%	2.9%	3.1%	4.9%		
Mill Towne Village Apts	384	5/31/2001	$ 787	95.0%	93.7%	3.6%	5.1%	5.3%		
Morningside Heights	1,050	4/30/1998	$ 807	93.7%	93.6%	3.5%	3.6%	5.9%		
Owings Run	504	7/16/1999	$ 1,008	94.0%	93.0%	4.8%	5.9%	6.2%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,007	93.5%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,193	92.4%	94.1%	5.3%	3.4%	3.5%		
Shakespeare Park	84	7/16/1999	$ 810	96.9%	96.1%	11.9%	12.8%	-0.6%		
Timbercroft Townhomes	284	7/16/1999	$ 767	98.8%	99.4%	5.6%	4.9%	8.8%		
Village Square Townhomes	370	7/16/1999	$ 1,034	95.6%	95.0%	4.7%	5.3%	6.9%		
Woodholme Manor	176	3/31/2001	$ 733	91.2%	94.0%	4.9%	1.9%	-3.5%		
Total Baltimore Region	5,842		$ 896	93.5%	93.4%	2.9%	3.1%	2.7%	14.6%	13.4%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,326	95.2%	92.8%	2.6%	5.2%	5.8%		
Stone Ends	280	2/12/2003	$ 1,175	95.6%	94.5%	-0.3%	1.0%	-1.5%		
The Village at Marshfield	276	3/17/2004	$ 1,099	93.9%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,242	95.0%	93.3%	1.9%	4.1%	3.6%	4.0%	2.9%
Buffalo, NY Region										
Emerson Square	96	10/15/1997	$ 685	96.3%	97.3%	2.9%	1.9%	1.3%		
Idylwood	720	1/1/1995	$ 677	92.4%	93.2%	2.0%	1.1%	11.9%		
Paradise Lane	324	10/15/1997	$ 702	89.9%	93.3%	1.6%	-2.1%	-6.9%		
Raintree Island	504	8/4/1994	$ 725	90.1%	92.9%	0.8%	-2.2%	-9.5%		
Total Buffalo Region	1,644		$ 697	91.4%	93.4%	1.6%	-0.6%	1.0%	2.1%	3.8%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 827	94.1%	94.2%	5.4%	5.3%	12.4%		
Total Delaware Region	432		$ 827	94.1%	94.2%	5.4%	5.3%	12.4%	1.0%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 746	88.4%	93.8%	-0.9%	-6.6%	-14.0%		
Carriage Hill - MI	168	9/29/1998	$ 784	94.3%	95.2%	1.1%	0.2%	-5.5%		
Carriage Park	256	9/29/1998	$ 732	91.8%	93.5%	-0.6%	-2.5%	-6.8%		
Charter Square	492	10/29/1997	$ 856	92.4%	93.0%	0.6%	-0.1%	-5.8%		
Cherry Hill Club	165	7/7/1998	$ 635	89.9%	87.5%	-1.4%	1.3%	3.9%		
Cherry Hill Village	224	9/29/1998	$ 694	94.7%	96.5%	-1.5%	-3.3%	-17.3%		
Deerfield Woods	144	3/22/2000	$ 793	93.2%	91.7%	-1.9%	-0.2%	-4.3%		
Fordham Green	146	10/29/1997	$ 883	86.3%	89.8%	-0.9%	-4.9%	-15.8%		
Greentrees	288	10/29/1997	$ 625	86.3%	85.9%	-4.5%	-4.0%	-27.2%		
Hampton Court	182	9/30/2000	$ 674	87.1%	86.6%	0.0%	0.6%	5.3%		
Kingsley	328	10/29/1997	$ 667	93.4%	93.2%	-0.2%	0.0%	-4.0%		
Macomb Manor	217	3/22/2000	$ 693	92.4%	92.4%	-0.7%	-0.7%	-11.7%		
Oak Park Manor	298	10/29/1997	$ 846	86.3%	89.3%	0.7%	-2.7%	-5.5%		
Scotsdale	376	11/26/1997	$ 656	92.4%	92.9%	-2.3%	-2.8%	-8.8%		
Southpointe Square	224	10/29/1997	$ 642	88.6%	90.7%	-0.4%	-2.6%	-14.6%		
Springwells Park	303	4/8/1999	$ 960	88.8%	89.1%	-1.8%	-2.2%	-12.1%		
Stephenson House	128	10/29/1997	$ 671	92.8%	94.2%	0.5%	-0.9%	-1.9%		
The Lakes	434	11/5/1999	$ 835	85.8%	88.3%	-3.3%	-6.1%	-18.9%		
Woodland Gardens	337	10/29/1997	$ 719	94.3%	93.4%	-1.6%	-0.6%	-5.4%		
Total Detroit Region	5,046		$ 751	90.3%	91.4%	-1.1%	-2.3%	-9.8%	7.5%	11.6%
Florida Region										
The Hamptons	668	7/7/2004	$ 878	96.0%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 956	94.6%	n/a	n/a	n/a	n/a		
Total Florida Region	836		$ 894	95.7%	90.5%	n/a	n/a	n/a	1.7%	1.9%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,211	93.3%	93.0%	0.1%	0.4%	1.8%		
Cornwall Park	75	7/17/1996	$ 1,624	87.6%	90.3%	1.3%	-1.8%	-8.9%		
Lakeshore Villas	152	7/17/1996	$ 1,049	93.2%	93.1%	3.6%	3.8%	-6.4%		
Patricia	100	7/7/1998	$ 1,345	95.4%	92.9%	3.1%	5.9%	5.9%		
Sherwood Consolidation	224	10/11/2002	$ 1,090	96.6%	96.7%	9.6%	9.5%	8.7%		
Sunset Gardens	217	7/17/1996	$ 912	95.0%	95.0%	3.8%	3.7%	5.4%		
Total Hudson Valley Region	908		$ 1,131	94.0%	93.9%	4.0%	4.1%	1.7%	2.3%	2.1%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		December YTD				YTD '05 versus YTD '04				
						% Growth				
# of	Date	YTD '05	YTD '05	Year Ago	Rental	Rental	NOI	YTD '05	%
Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 827	91.4%	88.8%	-3.4%	-0.5%	2.2%		
Courtyards Village	224	8/29/2001	$ 751	94.2%	95.8%	-0.8%	-2.4%	-4.9%		
Cypress Place	192	12/27/2000	$ 887	92.9%	94.3%	0.5%	-1.0%	-7.8%		
The Colony	783	9/1/1999	$ 807	93.4%	91.9%	-2.6%	-1.0%	1.8%		
The New Colonies	672	6/23/1998	$ 699	91.4%	92.2%	-0.6%	-1.5%	-6.6%		
Total Illinois Region	2,242		$ 779	92.6%	92.1%	-1.7%	-1.2%	-2.2%	3.7%	5.1%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,150	96.0%	95.9%	3.5%	3.6%	4.7%		
Cambridge Village	82	3/1/2002	$ 1,454	97.8%	97.4%	7.8%	8.3%	15.8%		
Coventry Village	94	7/31/1998	$ 1,336	95.7%	94.2%	2.9%	4.5%	6.7%		
Devonshire Hills	297	7/16/2001	$ 1,662	96.4%	94.0%	0.0%	2.6%	4.0%		
East Winds	96	11/1/2000	$ 1,117	93.3%	93.9%	2.5%	1.9%	6.0%		
Hawthorne Court	434	4/4/2002	$ 1,331	94.0%	94.9%	4.8%	3.8%	1.4%		
Heritage Square	80	4/4/2002	$ 1,441	97.4%	97.1%	8.6%	9.0%	8.0%		
Holiday Square	144	5/31/2002	$ 1,033	95.4%	97.6%	8.3%	5.9%	-3.6%		
Lake Grove Apartments	368	2/3/1997	$ 1,368	93.3%	93.4%	1.7%	1.6%	0.2%		
Maple Tree	84	11/1/2000	$ 1,136	93.4%	92.3%	1.7%	2.9%	-1.0%		
Mid- Island Estates	232	7/1/1997	$ 1,227	95.0%	95.7%	5.3%	4.5%	6.3%		
Rider Terrace	24	11/1/2000	$ 1,223	90.8%	96.0%	5.4%	-0.3%	-4.8%		
Sayville Commons	342	7/15/2005	$ 1,333	97.4%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,519	93.1%	96.3%	3.6%	0.2%	-3.7%		
Southern Meadows	452	6/29/2001	$ 1,325	94.8%	94.3%	0.7%	1.2%	0.7%		
Stratford Greens	359	3/1/2002	$ 1,384	95.8%	94.3%	2.6%	4.3%	-3.8%		
Terry Apartments	65	11/1/2000	$ 1,107	96.3%	92.3%	1.4%	5.8%	5.3%		
Westwood Village Apts	242	3/1/2002	$ 2,088	95.5%	95.5%	6.0%	5.9%	4.0%		
Woodmont Village Apts	96	3/1/2002	$ 1,240	94.5%	94.7%	3.2%	2.9%	5.7%		
Yorkshire Village Apts	40	3/1/2002	$ 1,489	97.4%	99.1%	7.4%	5.6%	1.4%		
Total Long Island Region	3,752		$ 1,387	95.1%	94.8%	3.3%	3.6%	2.0%	13.1%	8.6%
Maine Region										
Liberty Commons	48	8/1/2005	$ 1,058	88.5%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 747	95.3%	95.2%	5.1%	5.2%	4.8%		
Redbank Village	500	7/7/1998	$ 793	91.9%	92.2%	3.2%	2.9%	6.2%		
Total Maine Region	643		$ 786	92.4%	92.6%	3.5%	3.2%	6.0%	1.3%	1.5%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 792	94.8%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,503	94.5%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,386	95.9%	95.2%	4.1%	4.9%	5.5%		
Fairmount Apartments	54	1/30/2004	$ 783	97.9%	n/a	n/a	n/a	n/a		
Hackensack Gardens	198	3/1/2005	$ 805	96.7%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 904	97.4%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,195	96.4%	95.5%	4.9%	5.8%	5.4%		
Northwood Apartments	134	1/30/2004	$ 1,139	96.6%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,682	97.1%	96.9%	3.5%	3.8%	5.5%		
Pleasant View	1,142	7/7/1998	$ 1,022	92.6%	93.9%	2.5%	1.1%	-2.8%		
Pleasure Bay	270	7/7/1998	$ 999	96.2%	96.0%	7.5%	7.8%	9.7%		
Regency Club	372	9/24/2004	$ 1,072	94.4%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,083	92.2%	93.2%	4.2%	3.1%	2.2%		
Wayne Village	275	7/7/1998	$ 1,219	95.7%	96.3%	6.3%	5.6%	7.7%		
Windsor Realty	67	7/7/1998	$ 1,101	95.3%	96.0%	5.0%	4.3%	-2.4%		
Total New Jersey Region	3,772		$ 1,119	94.1%	94.5%	4.1%	3.2%	1.7%	10.1%	8.7%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 826	94.4%	94.4%	3.1%	3.0%	5.1%		
Castle Club	158	3/15/2000	$ 907	94.8%	94.3%	4.3%	4.9%	10.9%		
Chesterfield	247	9/23/1997	$ 872	95.9%	95.3%	1.8%	2.4%	7.6%		
Curren Terrace	318	9/23/1997	$ 906	93.3%	91.9%	1.4%	2.8%	7.4%		
Executive House	100	9/23/1997	$ 927	94.6%	94.4%	2.5%	2.7%	4.9%		
Glen Brook	173	7/28/1999	$ 771	91.2%	91.9%	1.1%	0.4%	4.5%		
Glen Manor	174	9/23/1997	$ 763	90.6%	92.7%	1.6%	-0.8%	0.1%		
Golf Club	399	3/15/2000	$ 1,009	91.1%	91.0%	0.6%	0.7%	8.8%		
Hill Brook Place	274	7/28/1999	$ 849	95.8%	96.7%	3.5%	2.4%	5.0%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,037	92.6%	92.4%	-0.1%	0.2%	3.7%		
Home Properties of Devon	629	3/15/2000	$ 1,062	89.8%	86.4%	-1.9%	1.9%	11.4%		
New Orleans Park	442	7/28/1999	$ 792	92.7%	93.5%	1.4%	0.5%	1.9%		
Racquet Club	466	7/7/1998	$ 1,000	96.3%	95.5%	3.7%	4.5%	10.3%		
Racquet Club South	103	5/27/1999	$ 858	96.3%	94.0%	2.0%	4.4%	8.2%		
Ridley Brook	244	7/28/1999	$ 842	94.5%	95.1%	3.4%	2.7%	-0.3%		
Sherry Lake	298	7/23/1998	$ 1,132	93.8%	94.8%	2.9%	1.9%	6.2%		
The Brooke at Peachtree Village	146	8/15/2005	$ 972	97.2%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 961	94.8%	94.2%	-1.8%	-1.1%	-0.7%		
Trexler Park	249	3/15/2000	$ 1,030	92.5%	89.3%	-2.3%	1.2%	5.3%		
Valley View	177	9/23/1997	$ 807	91.3%	89.9%	3.8%	5.4%	17.5%		
Village Square	128	9/23/1997	$ 909	93.1%	94.1%	1.5%	0.4%	3.4%		
William Henry	363	3/15/2000	$ 1,098	92.1%	92.7%	3.4%	2.7%	7.0%		
Total Philadelphia Region	5,948		$ 948	93.1%	92.5%	1.2%	1.9%	6.4%	13.8%	13.7%

			HOME PROPERTIES OWNED COMMUNITIES RESULTS								
		December YTD				YTD '05 versus YTD '04					
						% Growth					
	# of	Date	YTD '05	YTD '05	Year Ago	Rental	Rental	NOI	YTD '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Rochester, NY Region										
1600 East Avenue	164	9/18/1997	$ 1,039	91.1%	92.9%	0.4%	-1.5%	-1.3%		
1600 Elmwood	210	8/4/1994	$ 928	92.1%	93.4%	0.8%	-0.6%	-6.9%		
Brook Hill	192	8/4/1994	$ 854	92.4%	92.4%	-1.1%	-1.1%	1.6%		
Newcastle Apartments	197	8/4/1994	$ 763	92.1%	94.6%	-0.7%	-3.3%	-8.6%		
Perinton Manor	224	8/4/1994	$ 821	94.2%	94.8%	1.3%	0.6%	-4.8%		
Riverton Knolls	240	8/4/1994	$ 839	93.1%	90.4%	0.4%	3.4%	18.4%		
Spanish Gardens	220	8/4/1994	$ 690	91.6%	89.9%	-2.5%	-0.7%	1.7%		
The Meadows	113	8/4/1994	$ 767	93.4%	96.4%	2.2%	-1.1%	-3.7%		
Woodgate	120	6/30/1997	$ 824	92.4%	93.1%	-0.5%	-1.2%	-2.0%		
Total Rochester Region	1,680		$ 835	92.5%	92.9%	0.0%	-0.4%	-0.2%	2.9%	3.9%
Syracuse, NY Region										
Fairview Heights	214	8/4/1994	$ 998	86.8%	90.6%	4.1%	-0.2%	-6.1%		
Harborside Manor	281	9/30/1994	$ 694	93.9%	95.6%	2.9%	1.1%	2.1%		
Pearl Street	60	5/17/1995	$ 616	93.0%	96.2%	4.7%	1.1%	11.6%		
Village Green (inclu Fairways)	448	12/19/1994	$ 708	89.6%	92.4%	1.6%	-1.5%	-5.4%		
Westminster Place	240	1/1/1996	$ 684	92.9%	93.6%	1.9%	1.2%	9.8%		
Total Syracuse Region	1,243		$ 746	90.6%	93.0%	2.6%	-0.1%	-0.8%	1.9%	2.9%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,184	94.8%	96.5%	5.8%	4.0%	2.6%		
Brittany Place	591	8/22/2002	$ 1,051	91.5%	93.3%	1.6%	-0.4%	-9.3%		
Cider Mill	864	9/27/2002	$ 1,034	93.5%	94.4%	1.3%	0.4%	-0.1%		
Cinnamon Run	511	12/28/2005	$ 1,041	98.1%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,229	96.0%	96.8%	5.0%	4.0%	7.2%		
Elmwood Terrace	504	6/30/2000	$ 831	89.9%	91.1%	1.2%	-0.2%	-0.8%		
Falkland Chase	450	9/10/2003	$ 1,162	92.8%	92.5%	3.5%	3.9%	7.3%		
Orleans Village	851	11/16/2000	$ 1,193	93.9%	92.4%	3.7%	5.4%	6.8%		
Park Shirlington	294	3/16/1998	$ 1,159	93.4%	93.2%	2.4%	2.6%	3.0%		
Peppertree Farm	881	12/28/2005	$ 1,050	92.3%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,172	92.5%	91.3%	1.4%	2.8%	4.4%		
Seminary Towers	539	7/1/1999	$ 1,186	92.8%	93.2%	3.4%	3.0%	4.5%		
Tamarron Apartments	132	7/16/1999	$ 1,243	94.6%	94.9%	6.3%	6.0%	6.4%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,166	96.5%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,113	91.8%	93.0%	-0.4%	-1.7%	-0.8%		
The Manor - VA	198	2/19/1999	$ 973	93.9%	92.7%	6.5%	7.8%	23.2%		
The Sycamores	185	12/16/2002	$ 1,200	96.6%	95.5%	6.2%	7.5%	13.8%		
Virginia Village	344	5/31/2001	$ 1,204	94.6%	95.0%	1.5%	1.1%	-3.1%		
West Springfield	244	11/18/2002	$ 1,268	95.5%	94.4%	4.2%	5.5%	11.0%		
Woodleaf Apartments	228	3/19/2004	$ 998	92.7%	n/a	n/a	n/a	n/a		
Total Washington DC Region	8,192		$ 1,114	93.4%	93.4%	2.8%	2.6%	3.2%	20.0%	18.9%
TOTAL OWNED PORTFOLIO	43,432		$ 974	93.3%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	33,422		$ 1,000	93.5%	93.4%	2.4%	2.4%	2.9%		
HELD FOR SALE/DETROIT	5,046		$ 751	90.3%	91.4%	-1.1%	-2.3%	-9.8%		
TOTAL SAME STORE	38,468		$ 967	93.1%	93.2%	2.0%	1.9%	1.7%		

Home Properties, Inc.
December 31, 2005 Supplemental Information

ECONOMIC OCCUPANCY COMPARISON BY REGIONS - CORE/INCLUDING DETROIT

Region	% Units	4th Qtr 2005	3rd Qtr 2005	Variance
New Jersey, Long Island, Hudson Valley	17.8%	94.5%	94.9%	-0.4%
Washington	16.5%	93.7%	94.1%	-0.4%
Philadelphia	15.1%	92.8%	93.7%	-0.9%
Baltimore	14.7%	93.9%	94.0%	-0.1%
Upstate, NY	11.9%	91.9%	91.4%	0.5%
Chicago	5.8%	93.6%	94.0%	-0.4%
Misc.	5.1%	93.6%	94.5%	-0.9%
Total Core	86.9%	93.7%	93.9%	-0.2%
Held For Sale/Detroit	13.1%	91.1%	90.5%	0.6%
Total Same Store	100.0%	93.4%	93.5%	-0.1%

Region	% Units	4th Qtr 2005	4th Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.8%	94.5%	94.1%	0.4%
Washington	16.5%	93.7%	92.4%	1.3%
Philadelphia	15.1%	92.8%	91.1%	1.7%
Baltimore	14.7%	93.9%	92.6%	1.3%
Upstate, NY	11.9%	91.9%	93.2%	-1.3%
Chicago	5.8%	93.6%	91.2%	2.4%
Misc.	5.1%	93.6%	93.1%	0.5%
Total Core	86.9%	93.7%	92.7%	1.0%
Held For Sale/Detroit	13.1%	91.1%	89.8%	1.3%
Total Same Store	100.0%	93.4%	92.3%	1.1%

Region	% Units	Dec 2005	4th Qtr 2005	Variance
New Jersey, Long Island, Hudson Valley	17.8%	94.5%	94.5%	0.0%
Washington	16.5%	93.6%	93.7%	-0.1%
Philadelphia	15.1%	92.6%	92.8%	-0.2%
Baltimore	14.7%	94.0%	93.9%	0.1%
Upstate, NY	11.9%	91.8%	91.9%	-0.1%
Chicago	5.8%	93.4%	93.6%	-0.2%
Misc.	5.1%	94.1%	93.6%	0.5%
Total Core	86.9%	93.6%	93.7%	-0.1%
Held For Sale/Detroit	13.1%	90.6%	91.1%	-0.5%
Total Same Store	100.0%	93.2%	93.4%	-0.2%

SAME STORE SEQUENTIAL RESULTS
FOURTH QUARTER 2005 VERSUS THIRD QUARTER 2005

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	17.8%	0.3%	14.1%	-7.8%
Washington	16.5%	0.5%	3.8%	-1.6%
Philadelphia	15.1%	0.0%	7.8%	-4.9%
Baltimore	14.7%	0.9%	1.7%	0.6%
Upstate, NY	11.9%	-1.1%	3.1%	-5.5%
Chicago	5.8%	-0.8%	4.0%	-5.3%
Misc.	5.1%	0.0%	9.5%	-4.8%
Total Core	86.9%	0.2%	6.9%	-4.1%
Held For Sale/Detroit	13.1%	2.1%	5.5%	-1.5%
Total Same Store	100.0%	0.4%	6.7%	-3.9%

Home Properties, Inc.
December 31, 2005 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	4TH QTR 2005	3RD QTR 2005	2ND QTR 2005	1ST QTR 2005	4TH QTR 2004	3RD QTR 2004	2ND QTR 2004	1ST QTR 2004	YEAR 2005	YEAR 2004	YEAR 2003
Home purchase	19.00%	20.80%	19.40%	18.50%	19.80%	20.40%	20.40%	17.50%	19.40%	19.50%	19.60%
Employment related	16.30%	15.30%	15.80%	15.10%	16.10%	15.00%	14.70%	16.20%	15.60%	15.50%	14.90%
Eviction/skip	15.00%	11.20%	10.80%	15.30%	12.70%	11.30%	11.20%	14.10%	13.10%	12.30%	12.60%
Location convenience/ apartment size	11.50%	14.60%	13.00%	11.90%	11.60%	12.70%	13.80%	11.00%	12.80%	12.30%	12.20%
Rent level	8.90%	8.80%	10.10%	8.90%	9.80%	9.30%	9.30%	9.80%	9.20%	9.60%	9.10%
Transfer w/in HP	8.80%	8.00%	8.30%	11.10%	10.20%	8.80%	8.90%	10.10%	9.10%	9.50%	9.00%

Traffic	Traffic 4th Qtr 05 To 4th Qtr 04	Signed Leases 4th Qtr 05 To 4th Qtr 04	Traffic Year 05 To Year 04	Signed Leases Year 05 To Year 04	Turnover 4th Qtr 05	4th Qtr 04	Year 05	Year 04
Region								
Baltimore	-10%	-11%	-6%	5%	9%	10%	42%	43%
Washington	2%	1%	-7%	9%	10%	11%	45%	44%
New Jersey	32%	25%	-1%	17%	9%	10%	36%	37%
Long Island	2%	9%	-7%	0%	9%	9%	39%	41%
Hudson Valley	12%	44%	-1%	0%	11%	11%	46%	45%
Philadelphia	-16%	-10%	-9%	-2%	10%	9%	47%	46%
Rochester	7%	-1%	21%	7%	9%	9%	48%	48%
Buffalo	28%	35%	6%	9%	10%	11%	53%	52%
Syracuse	-18%	91%	-17%	10%	7%	8%	50%	52%
Chicago	3%	2%	14%	14%	10%	12%	53%	50%
Total Core Portfolio	-2%	4%	-4%	5%	10%	10%	45%	45%
Held For Sale/Detroit	-6%	-24%	0%	6%	11%	11%	49%	48%
Total Same Store	-3%	-1%	-3%	5%	10%	10%	45%	45%

	4th Qtr 05	4th Qtr 04	Year 05	Year 04
Bad Debts as % of Rents	0.94%	0.76%	0.75%	0.72%

HOME PROPERTIES. INC.
December 31, 2005 and 2004 Supplemental Information

SAME STORE PROPERTIES NET OPERATING INCOME DETAIL
   (Includes Detroit)

	4TH QTR 2005 ACTUAL	4TH QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2005 ACTUAL	YEAR 2004 ACTUAL	YEAR VARIANCE	% VARIANCE
RENT	105,048	102,486	2,562	2.5%	415,873	408,116	7,757	1.9%
UTILITY RECOVERY	1,582	58	1,524	2627.6%	3,157	95	3,062	3223.2%
RENT INCLUDING RECOVERIES	106,630	102,544	4,086	4.0%	419,030	408,211	10,819	2.7%
OTHER INCOME	5,578	5,491	87	1.6%	21,335	19,998	1,337	6.7%
TOTAL INCOME	112,208	108,035	4,173	3.9%	440,365	428,209	12,156	2.8%
OPERATING & MAINTENANCE	(51,213)	(48,280)	(2,933)	-6.1%	(200,397)	(192,352)	(8,045)	-4.2%
NET SAME STORE NOI	60,995	59,755	1,240	2.1%	239,968	235,857	4,111	1.7%
OCCUPANCY %	93.4%	92.4%	1.0%		93.1%	93.2%	-0.1%	
WEIGHTED AVG RENT	$ 974	$ 961	$ 13	1.4%	$ 967	$ 948	$ 19	2.0%

CORE PROPERTIES NET OPERATING INCOME DETAIL
   (Excludes Detroit)

	4TH QTR 2005 ACTUAL	4TH QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2005 ACTUAL	YEAR 2004 ACTUAL	YEAR VARIANCE	% VARIANCE
RENT	94,830	92,151	2,679	2.9%	374,816	366,085	8,731	2.4%
UTILITY RECOVERY	1,253	58	1,195	2060.3%	2,756	95	2,661	2801.1%
RENT INCLUDING RECOVERIES	96,083	92,209	3,874	4.2%	377,572	366,180	11,392	3.1%
OTHER INCOME	5,039	4,943	96	1.9%	19,150	17,918	1,233	6.9%
TOTAL INCOME	101,122	97,152	3,970	4.1%	396,722	384,098	12,625	3.3%
OPERATING & MAINTENANCE	(44,871)	(42,557)	(2,314)	-5.4%	(176,339)	(169,954)	(6,386)	-3.8%
NET CORE NOI	56,251	54,595	1,656	3.0%	220,383	214,144	6,239	2.9%
OCCUPANCY %	93.7%	92.7%	1.0%		93.5%	93.4%	0.1%	
WEIGHTED AVG RENT	$ 1,009	$ 991	$ 18	1.8%	$ 1,000	$ 977	$ 23	2.4%

HOME PROPERTIES, INC.
December 31, 2005 and 2004 Supplemental Information

SAME STORE PROPERTIES OPERATING EXPENSE DETAIL
   (Includes Detroit)

	4TH QTR 2005 ACTUAL	4TH QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2005 ACTUAL	YEAR 2004 ACTUAL	YEAR VARIANCE	% VARIANCE
ELECTRICITY	1,835	1,895	60	3.2%	7,907	7,662	(245)	-3.2%
GAS	8,486	5,954	(2,532)	-42.5%	23,362	19,120	(4,242)	-22.2%
WATER & SEWER	3,103	2,803	(300)	-10.7%	11,661	10,920	(741)	-6.8%
REPAIRS & MAINTENANCE	7,123	6,528	(595)	-9.1%	28,859	29,115	256	0.9%
PERSONNEL EXPENSE	9,859	10,350	491	4.7%	42,754	41,942	(812)	-1.9%
SITE LEVEL INCENTIVE COMPENSATION	719	447	(272)	-60.9%	2,758	1,707	(1,051)	-61.6%
ADVERTISING	1,860	2,034	174	8.6%	8,041	8,370	329	3.9%
LEGAL & PROFESSIONAL	319	339	20	5.9%	1,336	1,463	127	8.7%
OFFICE & TELEPHONE	1,240	1,495	255	17.1%	5,553	5,853	300	5.1%
PROPERTY INS.	1,264	1,614	350	21.7%	5,929	7,132	1,203	16.9%
REAL ESTATE TAXES	11,227	11,089	(138)	-1.2%	45,453	43,396	(2,057)	-4.7%
SNOW	317	214	(103)	-48.1%	1,431	1,244	(187)	-15.0%
TRASH	658	660	2	0.3%	2,696	2,612	(84)	-3.2%
PROPERTY MANAGEMENT G & A	3,203	2,858	(345)	-12.1%	12,657	11,816	(841)	-7.1%
TOTAL SAME STORE	51,213	48,280	(2,933)	-6.1%	200,397	192,352	(8,045)	-4.2%

CORE PROPERTIES OPERATING EXPENSE DETAIL
   (Excludes Detroit)

	4TH QTR 2005 ACTUAL	4TH QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2005 ACTUAL	YEAR 2004 ACTUAL	YEAR VARIANCE	% VARIANCE
ELECTRICITY	1,664	1,723	59	3.4%	7,114	6,934	(180)	-2.6%
GAS	7,469	5,410	(2,059)	-38.1%	20,839	17,423	(3,416)	-19.6%
WATER & SEWER	2,694	2,414	(280)	-11.6%	10,244	9,644	(600)	-6.2%
REPAIRS & MAINTENANCE	6,314	5,706	(608)	-10.7%	25,394	25,622	228	0.9%
PERSONNEL EXPENSE	8,410	8,956	546	6.1%	36,925	36,427	(498)	-1.4%
SITE LEVEL INCENTIVE COMPENSATION	632	418	(214)	-51.2%	2,501	1,544	(957)	-62.0%
ADVERTISING	1,617	1,765	148	8.4%	7,058	7,309	251	3.4%
LEGAL & PROFESSIONAL	307	298	(9)	-3.0%	1,292	1,308	16	1.2%
OFFICE & TELEPHONE	1,107	1,335	228	17.1%	4,998	5,252	254	4.8%
PROPERTY INS.	1,055	1,395	340	24.4%	5,120	6,230	1,110	17.8%
REAL ESTATE TAXES	9,959	9,843	(116)	-1.2%	40,166	38,404	(1,762)	-4.6%
SNOW	277	193	(84)	-43.5%	1,280	1,099	(181)	-16.5%
TRASH	613	618	5	0.8%	2,515	2,441	(74)	-3.0%
PROPERTY MANAGEMENT G & A	2,753	2,483	(270)	-10.9%	10,893	10,317	(577)	-5.6%
TOTAL CORE	44,871	42,557	(2,314)	-5.4%	176,339	169,954	(6,386)	-3.8%

Home Properties, Inc.
December 31, 2005 Supplemental Information

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 ACQUISITIONS							
Ridgeview at Wakefield Valley	Baltimore	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
Sayville Commons	Long Island	NY	7/15/2005	342	5.4%	$63.6	$185,965
The Brooke at Peachtree Village	Philadelphia	PA	8/15/2005	146	5.7%	$16.0	$109,884
Peppertree Farm *	NoVA/DC	MD	12/28/2005	881	6.1%	$96.7	$109,805
Cinnamon Run	NoVA/DC	MD	12/28/2005	511	6.2%	$67.7	$132,534
			SUBTOTAL	**2,430**	**6.0%**	**$284.1**	**$116,919**

* Purchase Price is $7.2 million less than reported in acquisition press release
due to GAAP fair market value adjustment for OP Units issued at a price
above current market value.

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
The Hamptons/The Vinings at Hampton Village	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,161
Regency Club	New Jersey	NJ	9/24/2004	372	6.7%	$36.4	$97,890
			TOTAL YTD	**2,486**	**6.7%**	**$247.5**	**$99,557**

TOTAL 2004 and 2005 Acquisitions				**4,916**	**6.3%**	**$531.6**	**$108,139**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
capital expenditures

Home Properties, Inc.
December 31, 2005 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 SALES							
Cedar Glen	Philadelphia	PA	7/8/2005	110	7.0%	$5.9	$53,636
Pavilion	NoVA/DC	MD	11/10/2005	432	3.6%	$117.1	$271,162
Wellington Lakes & Woods	NoVA/DC	VA	11/29/2005	274	5.8%	$19.5	$71,281
			TOTAL YTD	**816**	**4.0%**	**$142.6**	**$174,722**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
Apple Hill Apartments	Hamden	CT	12/23/2004	498	7.0%	$48.1	$96,651
Parkview Gardens	Detroit	MI	12/29/2004	484	11.6%	$16.0	$33,033
Golfview Apartments	Detroit	MI	12/29/2004	44	9.1%	$1.5	$35,091
			TOTAL YTD	**1,646**	**8.2%**	**$92.5**	**$56,187**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Home Properties, Inc.
December 31, 2005 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2004	As of 12/31/2004	12/31/2004 % of Units	Net Acquired in 2005	As of 12/31/2005	Current % of Units
SUBURBAN NEW YORK CITY	NY/NJ	906	7,744	18.54%	688	8,432	19.41%
SUBURBAN WASHINGTON	DC	468	7,505	17.97%	687	8,192	18.86%
PHILADELPHIA	PA	0	5,913	14.16%	35	5,948	13.69%
BALTIMORE	MD	0	5,638	13.50%	204	5,842	13.45%
DETROIT	MI	-528	5,046	12.08%	0	5,046	11.62%
UPSTATE NEW YORK	NY	-224	4,567	10.93%	0	4,567	10.52%
CHICAGO	IL	0	2,242	5.37%	0	2,242	5.16%
BOSTON	MA	276	1,252	3.00%	0	1,252	2.88%
FLORIDA	FL	836	836	2.00%	0	836	1.92%
PORTLAND	ME	0	595	1.42%	48	643	1.48%
DOVER	DE	0	432	1.03%	0	432	0.99%
HAMDEN	CT	-498	0	0.00%	0	0	0.00%
SOUTH BEND	IN	-396	0	0.00%	0	0	0.00%
NORTH/CENTRAL	OH	0	0	0.00%	0	0	0.00%
TOTAL		**840**	**41,770**	**100.0%**	**1,662**	**43,432**	**100.0%**

Home Properties, Inc.

December 31, 2005 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
MID-ISLAND		North Fork Bank	7.750	6,675,000	05/01/06	0.33
DEVONSHIRE - 1st	(1)	Wachovia - Fannie Mae	7.100	18,283,465	06/01/06	0.42
COUNTRY VILLAGE		CharterMac-Fannie Mae	8.385	6,086,979	08/01/06	0.58
HAMPTON COURT	(2)	ORIX RE Capital	8.875	3,207,720	09/01/06	0.67
MILL TOWNE VILLAGE		Prudential-Fannie Mae	6.325	8,530,000	01/01/07	1.00
WOODGATE PLACE		ARCS - Fannie Mae	7.865	3,127,423	01/01/07	1.00
BRITTANY PLACE (*)	(1)	ORIX RE Capital	4.780	18,207,023	06/11/07	1.44
SEMINARY TOWERS - 1st		Wachovia Bank	8.220	1,790,151	06/25/07	1.48
SEMINARY TOWERS - 2nd		Wachovia Bank	8.400	917,726	06/25/07	1.48
SEMINARY TOWERS - 3rd		Wachovia Bank	5.350	15,909,167	06/25/07	1.48
SEMINARY TOWERS - 4th		Wachovia Bank	5.390	10,000,000	06/25/07	1.48
SOUTHERN MEADOWS	(1)	ORIX RE Capital	7.250	19,101,941	07/11/07	1.53
COURTYARDS VILLAGE	(1)	Berkshire Mtg-Freddie	6.670	4,851,472	08/01/07	1.58
ROYAL GARDENS APTS. - 1st		M&T Realty - Freddie Mac	4.900	30,914,707	11/01/07	1.84
ROYAL GARDENS APTS. - 2nd		M&T Realty - Freddie Mac	4.550	1,453,051	11/01/07	1.84
FENLAND FIELD		Prudential-Fannie Mae	5.050	12,089,801	12/01/07	1.92
HP@NEWARK (CHSTNT CRSG)		Prudential-Fannie Mae	4.840	16,566,809	12/01/07	1.92
VILLAGE SQUARE 1, 2 & 3		Prudential-Fannie Mae	5.050	21,074,884	12/01/07	1.92
CYPRESS PLACE		Reilly - Fannie Mae	7.130	6,109,190	01/01/08	2.00
THE LANDINGS - 2nd		CharterMac-Fannie Mae	6.740	3,612,793	01/01/08	2.00
THE LANDINGS -1st		CharterMac-Fannie Mae	6.930	9,108,794	01/01/08	2.00
VIRGINIA VILLAGE		First Union NB - Svcr	6.910	8,948,892	01/01/08	2.00
CAMBRIDGE VILLAGE - 1st	(1)	North Fork Bank	5.960	2,600,132	03/01/08	2.17
CAMBRIDGE VILLAGE - 2nd		North Fork Bank	5.250	548,334	03/01/08	2.17
YORKSHIRE VILLAGE	(1)	North Fork Bank	5.810	1,490,307	03/01/08	2.17
DETROIT PORTFOLIO	(2)	JPMorganChase	7.510	42,252,169	06/01/08	2.42
CHATHAM HILL - 1st	(1)	Bank of New York	3.900	19,670,842	07/01/08	2.50
NORTHWOOD - 1st	(1)	Bank of New York	3.850	5,435,715	07/01/08	2.50
RACQUET CLUB SOUTH		NorthMarq - Freddie	6.980	2,834,104	07/01/08	2.50
WESTWOOD VILLAGE - 1st	(1)	M and T Bank	5.940	15,637,273	10/31/08	2.84
WESTWOOD VILLAGE - 2nd	(1)	M and T Bank	5.940	901,213	11/01/08	2.84
WESTWOOD VILLAGE - 3rd		M and T Bank	5.550	17,831,115	11/01/08	2.84
STONE ENDS		Prudential-Fannie Mae	4.530	23,236,444	11/01/08	2.84
HP at GOLF CLUB		ARCS - Fannie	6.585	15,664,067	12/01/08	2.92
DEVONSHIRE - 2nd		Wachovia - Fannie Mae	6.720	4,725,822	01/01/09	3.01
HERITAGE SQUARE		CharterMac-Fannie	5.150	6,385,929	07/01/09	3.50
BLACKHAWK		M&T Realty - Freddie Mac	5.060	13,507,352	12/01/09	3.92
WILLIAM HENRY		NorthMarq - Freddie	5.310	22,940,163	12/01/09	3.92
BRADDOCK LEE		Prudential-Fannie Mae	4.575	21,595,815	01/01/10	4.01
CHERRY HILL	(2)	Prudential-Fannie Mae	5.360	5,122,796	01/01/10	4.01
ELMWOOD TERRACE		CharterMac-Fannie Mae	5.300	21,414,889	01/01/10	4.01
GLEN MANOR		Prudential-Fannie Mae	5.065	5,900,081	01/01/10	4.01
HILL BROOK APTS		M&T Realty - Freddie Mac	5.210	11,381,401	01/01/10	4.01
LAKEVIEW		Prudential-Fannie Mae	4.575	8,787,127	01/01/10	4.01
PLEASURE BAY		Prudential-Fannie Mae	4.575	15,276,218	01/01/10	4.01
RIDLEY BROOK		Prudential-Fannie Mae	4.865	9,841,070	01/01/10	4.01
SHERRY LAKE		GMAC - Freddie Mac	5.180	19,793,241	01/01/10	4.01
WINDSOR REALTY		Prudential-Fannie Mae	4.575	4,730,090	01/01/10	4.01
BAYVIEW/COLONIAL		M&T Realty - Freddie Mac	4.950	11,669,066	03/01/10	4.17
EAST WINDS APARTMENTS		M&T Realty - Freddie Mac	4.990	6,626,193	03/01/10	4.17
MULTI-PROPERTY		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	4.33
CIDER MILL - 1st	(1)	Berkshire Mtg-Freddie	4.720	44,534,718	10/01/10	4.75
CIDER MILL - 2nd		Berkshire Mtg-Freddie	5.180	18,398,253	10/01/10	4.75
HP at DEVON		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	4.75
TREXLER PARK		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	4.75
MULTI-PROPERTY		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	5.01
MULTI-PROPERTY		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	5.01
MULTI-PROPERTY		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	5.01
ORLEANS VILLAGE - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	5.01
ORLEANS VILLAGE - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	5.01
NEW ORLEANS/ARBOR CRSG		Prudential-Fannie Mae	4.860	19,477,817	03/01/11	5.17
RACQUET CLUB EAST - 1st		Prudential-Fannie Mae	6.875	21,630,191	04/01/11	5.25
RACQUET CLUB EAST - 2nd		Prudential-Fannie Mae	5.490	10,532,077	04/01/11	5.25
MEADOWS APARTMENTS		Prudential-Fannie Mae	6.875	3,334,175	05/01/11	5.33
TIMBERCROFT TH's 1 - 1st		GMAC - HUD	8.500	564,066	05/01/11	5.33
LAKE GROVE - 1st		Prudential-Fannie Mae	6.540	26,317,226	12/01/11	5.92
LAKE GROVE - 2nd		Prudential-Fannie Mae	5.510	11,292,695	12/01/11	5.92
MULTI_PROPERTY NOTES PAY		Seller Financing	4.000	582,163	02/01/12	6.09
TIMBERCROFT TH's 3 - 1st		GMAC - HUD	8.000	796,620	02/01/12	6.09
EMERSON SQUARE		M&T Realty - Freddie Mac	6.850	2,200,691	03/01/12	6.17
FAIRVIEW		M&T Realty - Freddie Mac	6.850	7,405,805	03/01/12	6.17
PARADISE LANE		M&T Realty - Freddie Mac	6.830	8,638,720	03/01/12	6.17
PERINTON MANOR		M&T Realty - Freddie Mac	6.850	9,161,287	03/01/12	6.17
GATEWAY VILLAGE		Prudential-Fannie Mae	6.885	6,976,445	05/01/12	6.34
HP at CASTLE CLUB		NorthMarq - Freddie	9.550	6,719,671	05/01/12	6.34
THE COLONIES		Prudential-Fannie Mae	7.110	20,819,728	06/01/12	6.42
CARRIAGE HILL - NY		M&T Realty - Freddie Mac	6.850	5,766,742	07/01/12	6.50
CORNWALL PARK		M&T Realty - Freddie Mac	6.830	5,573,708	07/01/12	6.50
HARBORSIDE MANOR - 1st		M&T Realty - Freddie Mac	6.850	7,256,484	07/01/12	6.50
HARBORSIDE MANOR - 2nd		M&T Realty - Freddie Mac	5.680	1,188,714	07/01/12	6.50
LAKESHORE VILLAS		M&T Realty - Freddie Mac	6.850	4,983,426	07/01/12	6.50
PATRICIA APTS		M&T Realty - Freddie Mac	6.830	5,285,413	07/01/12	6.50
PEARL STREET		M&T Realty - Freddie Mac	6.830	1,090,717	07/01/12	6.50
SUNSET GARDENS - 1st		M&T Realty - Freddie Mac	6.830	5,862,003	07/01/12	6.50
SUNSET GARDENS - 2nd		M&T Realty - Freddie Mac	5.520	2,823,466	07/01/12	6.50

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
WESTMINISTER PLACE		M&T Realty - Freddie Mac	6.850	6,535,641	07/01/12	6.50
WOODHOLME MANOR		Prudential-Fannie Mae	7.165	3,750,545	07/01/12	6.50
REGENCY CLUB - 1st	(1)	CharterMac-Fannie Mae	4.840	18,804,174	10/01/12	6.76
REGENCY CLUB - 2nd		CharterMac-Fannie Mae	4.950	7,870,710	10/01/12	6.76
HACKENSACK GARDENS - 1st		Wash Mutual-Fannie Mae	5.260	4,809,624	03/01/13	7.17
HACKENSACK GARDENS - 2nd		Wash Mutual-Fannie Mae	5.440	4,616,302	03/01/13	7.17
CANTERBURY APARTMENTS		M&T Realty-Fannie Mae	5.020	29,582,287	05/01/13	7.34
MORNINGSIDE		JPMorganChase	6.990	17,554,740	05/01/13	7.34
MULTI-PROPERTY		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	7.67
1600 ELMWOOD AVE		Legg Mason-Freddie	5.630	10,870,039	10/01/13	7.76
DEERFIELD WOODS	(2)	GE Financial	7.000	3,067,634	01/01/14	8.01
BROOK HILL		M&T Realty - Freddie Mac	5.480	8,404,263	04/01/14	8.25
FALKLAND CHASE		CharterMac-Fannie Mae	5.480	14,804,121	04/01/14	8.25
APTS AT WELLINGTON TRACE		M&T Realty - Freddie Mac	5.520	25,967,729	04/01/14	8.25
HAWTHORNE COURT		CharterMac-Fannie Mae	5.270	37,780,694	07/01/14	8.50
CURREN TERRACE		M&T Realty - Freddie Mac	5.360	14,773,820	10/01/14	8.76
RAINTREE		Capitalized Lease	4.920	5,695,350	12/01/14	8.92
CARRIAGE HILL - MI	(2)	Prudential-Fannie Mae	5.575	7,073,265	07/01/15	9.50
CARRIAGE PARK	(2)	Prudential-Fannie Mae	5.575	9,304,049	07/01/15	9.50
STRATFORD GREENS		North Fork Bank	5.750	33,522,382	07/01/15	9.50
SAYVILLE COMMONS		M&T Realty - Freddie Mac	5.000	43,389,136	08/01/15	9.59
CINNAMON RUN		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	10.01
PEPPERTREE FARM		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	10.01
BONNIE RIDGE - 1st		Prudential	6.600	15,712,400	12/15/18	12.96
BONNIE RIDGE - 2nd		Prudential	6.160	19,352,976	12/15/18	12.96
TIMBERCROFT TH's 1 - 2nd		M & T Realty - HUD	8.375	1,985,007	06/01/19	13.42
TIMBERCROFT TH's 3 - 2nd		M & T Realty - HUD	8.375	2,923,754	06/01/19	13.42
VILLAGE GREEN, FW		ARCS - Fannie Mae	8.230	3,675,074	10/01/19	13.76
RAINTREE		Leasehold Mortgage	8.500	995,424	04/30/20	14.34
MACOMB MANOR	(2)	EF&A Funding	8.630	3,575,180	06/01/21	15.43
SHAKESPEARE PARK		Reilly Mortgage - HUD	7.500	2,338,405	01/01/24	18.01
HOLIDAY SQUARE	(1)	Red Capital - HUD	6.700	3,487,975	03/01/24	18.18
BARI MANOR	(1)	Wachovia (Servicer)	4.440	2,877,711	10/11/28	22.79
HUDSON VIEW ESTATES	(1)	Wachovia (Servicer)	4.500	2,231,015	10/11/28	22.79
SHERWOOD TOWNHOUSES	(1)	Wachovia (Servicer)	4.290	697,834	10/11/28	22.79
SPARTA GREEN	(1)	Wachovia (Servicer)	4.440	1,819,393	10/11/28	22.79
BRIGGS-WEDGEWOOD	(3)	Berkshire Mtg - HUD	6.000	16,988,819	11/01/34	28.85
OWINGS RUN 1		Reilly Mortgage - HUD	8.000	17,008,667	10/01/35	29.77
OWINGS RUN 2		Prudential Hunt-HUD	8.000	14,203,246	06/01/36	30.44
THE VILLAGE AT MARSHFIELD	(1)	Capstone Realty - HUD	5.950	24,273,740	01/01/42	36.03
WTD AVG - FIXED SECURED			**5.95**	1,749,127,102		**6.89**
% OF PORTFOLIO - FIXED				90.9%		
VARIABLE SECURED						
BARRINGTON GARDENS 30L+165		Wachovia Bank	5.950	4,350,000	03/15/08	2.21
CHATHAM HILL 2nd - 30L+150		Bank of New York	5.790	6,394,122	07/01/08	2.50
NORTHWOOD 2nd - 30L + 150		Bank of New York	5.790	2,648,709	07/01/08	2.50
THE HAMPTONS 90L + 65		Prudential-Fannie Mae	4.548	54,871,200	08/01/14	8.59
FALKLAND CHASE BMA Index + 1.12		MontCtyHOC-Fannie Mae	3.818	24,695,000	10/01/30	24.77
WTD AVG - VARIABLE SECURED			**4.54**	92,959,031		**12.00**
WTD AVG - TOTAL SECURED DEBT			**5.88**	1,842,086,133		**7.15**
VARIABLE UNSECURED - LINE OF CREDIT						
LINE OF CREDIT		M and T Bank et. al.	5.13	82,000,000	09/01/08	2.67
Adjusts Daily LIBOR + 75						
WTD AVG - COMBINED DEBT			**5.851**	**1,924,086,133**		**6.96**

WTG AVG - TOTAL SECURED DEBT	**5.88**	**7.15**
WTD AVG - TOTAL PORTFOLIO	**5.85**	**6.96**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

(2) Detroit "Held For Sale" property.

(3) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES			
1600 East Avenue	164	Newcastle Apartments	197
Beechwood Gardens	160	Rider Terrace	24
Cherry Hill Club	165	Ridgeview at Wakefield Valley	204
Coventry Village	94	Sherwood House	6
East Hill Gardens	33	Springwells Park	303
Fairmount	54	Terry Apartments	65
Gardencrest	696	The Brooke at Peachtree	146
Glen Brook	173	The Colony	783
Holiday Square - Muncy	23	The Lakes	434
Idylwood	720	The Sycamores	185
Kensington	38	West Springfield Terrace	244
Liberty Commons	48	Woodleaf Apartments	228
Maple Tree	84		
Total Free and Clear Properties:	**25**	**Units:**	**5,271**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2006	34,253,164	7.62	1.96%
2007	164,534,155	5.49	9.41%
2008	175,881,384	6.03	10.06%
2009	47,559,266	5.36	2.72%
2010	289,502,958	5.68	16.55%
2011	259,141,247	6.31	14.82%
2012	140,092,873	6.61	8.01%
2013	167,432,992	6.15	9.57%
2014	110,493,611	5.41	6.32%
2015	93,288,832	5.37	5.33%
2016 - 2042	266,946,620	6.00	15.25%
TOTAL	**1,749,127,102**	**5.95**	100.00%

HOME PROPERTIES, INC.
December 31, 2005 Supplemental Information

NAV calculation as of December 31, 2005

Cap Rate (after 3% G & A, before capital expenditures) [1]		**6.30%**
4th QTR 2005		
Rent		117,368
Property other income		7,685
Operating & maintenance expense		(57,911)
Property NOI		67,142
Adjustment for 4th QTR acquisitions		2,519
Effective 4th QTR "run rate"		69,661
Annualized (for 4th qtr seasonality)	**25.4%**	274,257
NOI growth for next 12 months @	**3%**	8,228
Adjusted NOI		282,485
Real estate value using above cap rate		4,483,886
Balance sheet, including FIN 46R and Held for Sale		
Cash		5,391
Construction in progress at book value		4,471
Other assets		87,928
Less:		
Deferred charges		(11,156)
Intangible		(471)
Gross value		4,570,049
Less liabilities & perpetual preferred stock		(2,057,789)
Net Asset Value		$ 2,512,260
Per share/unit - fully diluted, outstanding at end of qtr		$ 52.45
47,901.0 shares (000's)		

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
Peppertree Farms	881	NoVA/DC	$ 103,900	12/28/2005	6.10%	1,584	88	1,516
Cinnamon Run	511	NoVA/DC	$ 67,700	12/28/2005	6.20%	1,049	88	1,004
						-		-
								$ 2,519

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	107,150	6,817	(51,801)
Add back properties classified as discontinued operations still wholly owned at December 31, 2005 (Detroit):	10,218	868	(6,110)
Proper run rate before acquisitions	117,368	7,685	(57,911)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 6.0%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 30 basis points are added to arrive at above cap rate.

Home Properties, Inc.
December 31, 2005 Supplemental Information

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life(1)	Capitalized Expenditure Per Unit Per Year(2)	Maintenance Expense Cost per Unit Per Year(3)	Total Cost per Unit Per Year
Appliances	$ 1,000	18	$ 56	$ 5	$ 61
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	6	140	97	237
Computers, equipment, misc.(4)	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting (5)	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	16	6	23	29
Windows	980	36	27	-	27
Miscellaneous (6)	705	15	47	40	87
Total	$ 7,404		$ 525	$ 590	$ 1,115

(1) - Estimated weighted average actual physical useful life of the expenditure capitalized.
(2) - This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
(3) - These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.
(4) - Includes computers, office equipment/ furniture, and maintenance vehicles.
(5) - The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.
(6) - Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three and twelve-month periods ended December 31, 2005 approximately $131 and $525 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended December 31, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 696	$ 17	$ 696	$ 17
Major building improvements	958	23	5,448	129	6,406	152
Roof replacements	347	8	532	13	879	21
Site improvements	347	8	2,681	64	3,028	72
Apartment upgrades	695	17	4,087	97	4,782	114
Appliances	589	14	434	10	1,023	24
Carpeting/Flooring	1,800	42	950	23	2,750	65
HVAC/Mechanicals	537	13	1,816	43	2,353	56
Miscellaneous	253	6	621	15	874	21
Totals	$ 5,526	$ 131	$ 17,265	$ 411	$ 22,791	$ 542

(a) Calculated using the weighted average number of units outstanding, including 33,422 core units, 5,046 held for sale units, 2004 acquisition units of 2,486 and 2005 acquisition units of 1,146 for the three-month period ended December 31, 2005.

For the twelve-month period ended December 31, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 4,647	$ 111	$ 4,647	$ 111
Major building improvements	3,794	91	18,523	444	22,317	535
Roof replacements	1,376	33	3,731	89	5,107	122
Site improvements	1,376	33	7,464	179	8,840	212
Apartment upgrades	2,751	66	17,421	418	20,172	484
Appliances	2,335	56	1,933	46	4,268	102
Carpeting/Flooring	7,129	171	3,679	88	10,808	259
HVAC/Mechanicals	2,126	51	8,880	213	11,006	264
Miscellaneous	1,001	24	2,569	62	3,570	86
Totals	$ 21,888	$ 525	$ 68,847	$ 1,650	$ 90,735	$ 2,175

(a) Calculated using the weighted average number of units outstanding, including 33,422 core units, 5,046 held for sale units, 2004 acquisition units of 2,486 and 2005 acquisition units of 734 for the twelve-month period ended December 31, 2005.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended December 31, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 4,389	$ 131	$ 13,154	$ 394	$ 17,543	$ 525
Held For Sale/Detroit Communities	661	131	644	128	1,305	259
Total Same Store	5,050	131	13,798	359	18,848	490
2005 Acquisition Communities	150	131	1,739	1,517	1,889	1,648
2004 Acquisition Communities	326	131	1,728	695	2,054	826
Sub-total	5,526	131	17,265	411	22,791	542
2005 Disposed Communities	63	131	98	204	161	335
2004 Disposed Communities	-	-	-	-	-	-
Construction In Progress	-	-	2,743	-	2,743	-
Corporate office expenditures (1)	-	-	-	-	242	-
	$ 5,589	$ 131	$ 20,106	$ 472	$ 25,937	$ 603

For the twelve-month period ended December 31, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 17,549	$ 525	$ 53,932	$ 1,614	$ 71,481	$ 2,139
Held For Sale/Detroit Communities	2,649	525	2,494	494	5,143	1,019
Total Same Store	20,198	525	56,426	1,467	76,624	1,992
2005 Acquisition Communities	385	525	6,371	8,680	6,756	9,205
2004 Acquisition Communities	1,305	525	6,050	2,434	7,355	2,959
Sub-total	21,888	525	68,847	1,650	90,735	2,175
2005 Disposed Communities	371	525	2,942	4,168	3,313	4,693
2004 Disposed Communities	-	-	-	-	-	-
Construction In Progress	-	-	4,089	-	4,089	-
Corporate office expenditures (1)	-	-	-	-	780	-
	$ 22,259	$ 525	$ 75,878	$ 1,790	$ 98,917	$ 2,315

(1) - No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income

	Same Store Properties (Including Detroit)			Core Properties		
	Fourth Quarter 12/31/2005	Fourth Quarter 12/31/2004	Change	Fourth Quarter 12/31/2005	Fourth Quarter 12/31/2004	Change
Net Operating Income	$ 60,995	$ 59,755	2.1%	$ 56,251	$ 54,595	3.0%
Less: Non-recurring Cap-ex @ 5%	(690)	-	-	(658)	-	-
Adjusted Net Operating Income	$ 60,305	$ 59,755	0.9%	$ 55,593	$ 54,595	1.8%

Some of our Same Store Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 5% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.

December 31, 2005 Supplemental Information

2006 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2006 compared to 2005 based on NAREIT definition					
FFO per share - **2006** guidance per NAREIT definition	$.58 - $.61	$.77 - $.80	$.78 - $.81	$.75 - $.78	$2.88 - $3.00
Midpoint of guidance	$0.595	$0.785	$0.795	$0.765	$2.940
FFO per share - **2005** actual per NAREIT definition	$0.434	$0.749	$0.938	$0.716	$2.842
Improvement projected	37.1%	4.8%	-15.2%	6.8%	3.4%

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2006 compared to 2005 based on "Operating FFO"					
FFO per share - **2006** guidance per NAREIT definition	$.58 - $.61	$.77 - $.80	$.78 - $.81	$.75 - $.78	$2.88 - $3.00
Midpoint of guidance	$0.595	$0.785	$0.795	$0.765	$2.940
FFO per share - **2005** Operating FFO, before impairment charges	$0.596	$0.749	$0.787	$0.716	$2.851
Improvement projected	-0.2%	4.8%	1.0%	6.8%	3.1%

There are no impairment charges projected for 2006, so the guidance is the same for both FFO under the strict interpretation of the NAREIT definition and "Operating FFO" calculated after adding back impairment charges. Following the NAREIT definition created certain noise in 2005 due to an impairment charge of $7.3 million recorded in the first quarter that was essentially reversed in the third quarter. Operating FFO for the year exceeded the NAREIT definition by approximately one cent per share in 2005 due to a $400 thousand impairment charge added back for Operating FFO purposes.

Assumptions for mid-point of guidance:		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store revenue growth	(1) & (2)	5.3%	5.1%	4.2%	4.6%	4.8%
Same store expense growth	(3)	10.3%	5.9%	2.7%	2.3%	5.3%
Same store NOI growth		0.7%	0.5%	5.5%	3.1%	4.3%
Same store 2006 economic occupancy		93.0%	93.8%	94.2%	93.9%	93.7%
Same store 2005 economic occupancy		92.5%	93.3%	94.0%	93.8%	93.4%
Difference in occupancy		0.5%	0.5%	0.2%	0.1%	0.3%

Annual growth by region:	**2005**	2006 Same Store Growth Projection		
	% of NOI	Revenue	Expenses	NOI
Florida	1.7%	7.0%	4.8%	9.0%
Washington, DC	20.0%	6.2%	4.2%	7.5%
Baltimore	14.6%	5.5%	4.8%	5.9%
Philadelphia	13.8%	5.5%	5.5%	5.5%
New Jersey/Long Island/Hudson Valley	25.5%	4.5%	5.2%	4.0%
Upstate NY	6.9%	4.1%	5.0%	3.0%
Boston	4.0%	3.0%	3.4%	2.7%
Chicago	3.7%	3.8%	7.4%	0.0%
Detroit	7.5%	2.4%	6.1%	-1.5%
Total	96.0%	4.8%	5.3%	4.3%

(Note: total excludes Delaware and Maine)

2006 Earnings Guidance

(1) **Rental rates** are projected to increase 3.4%. Included in the rental line is the effect from our **energy surcharge program, which adds $1.9 million**, or 0.4% of the 3.4% increase. Concessions are projected to slow down slightly, adding 0.1% to net rental income, and occupancies are expected to pick up 0.3% for the year, resulting in 3.8% rental revenue growth.

The revenue from our energy surcharge program is included on a straight line basis in base rent as it is a fixed amount and readily determinable at the time of lease signing. We are projecting $1.96 million in surcharge this year, compared with only $42 thousand in 2005.

(2) **Property other income** is expected to increase substantially year over year, increasing the 3.8% rental revenue growth to 4.8% total revenue growth. The items driving this increase are a **$3.9 million marginal increase in water and sewer recovery revenue and a $1.3 million marginal increase in heating cost recovery revenue from our utility recovery initiatives.** The total water and sewer recovery revenue projected for 2006 is $7.3 million, compared to $3.4 million in 2005, or a $3.9 million increase. The total heating cost recovery revenue projected for 2006 is $1.4 million, compared to $0.1 million in 2005, or a $1.3 million increase.

The water and sewer and heating cost recovery revenue have been classified as property other income. Unlike the surcharge referenced above, the amounts are not readily determinable at the beginning of the lease term because residents are billed their share of our larger bill for each month we incur the expense. The water and sewer portion, once fully rolled out in the middle of 2006, is not affected significantly by seasonality, and we should expect a consistent revenue stream each quarter. The heating cost reimbursement revenue will be much higher in the winter months, and accordingly lower in the warmer months, so this will create a certain "lumpiness", but will match up better with our period of higher costs. This year is very much a transition year, as we are expecting to roll out the RUBS program to a significant portion of our portfolio starting in the second quarter of 2006.

(3) **Expense growth rates** assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2005
Natural gas heating costs	14%	22.9%
Water and sewer	7%	14.9%
Repairs and maintenance	15%	3.6%
Total personnel costs	23%	2.5%
Real estate taxes	24%	1.0%
Property insurance	3%	-1.6%
	86%	

Heating costs are projected to increase $5.9 million for the year, with $4.2 million coming in the first quarter.

(4) **G & A** costs are expected to decrease 2.6%. Cost savings from reduced Section 404 costs will more than offset other increases. The run rate is projected as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
$5.1 million	$4.8 million	$4.6 million	$4.7 million	$19.2 million

The second year of Section 404 efforts reflected a transition year for us. There were numerous remediation projects identified in 2004 that were worked on in 2005, as well as improvements and efficiencies made to the process that will allow a lower run rate going forward.

(5) **Interest and dividend income** is expected to have a run rate of approximately $70 thousand per quarter.

(6) **Other income** is expected to average approximately $400 thousand per quarter.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(5) **Acquisition pace** (cap rate of 5.75% assumed)	$0 million	$25 million	$75 million	$50 million	$150 million
(6) **Disposition pace** (cap rate range of 7.0% to 8.0% assumed)	$10 million	$240 million	$0 million	$0 million	$250 million

The **Detroit portfolio** is assumed to close on June 30, 2006. The cap rate range is after a 3% management fee and $300 per unit allowance for capital expenditures. **The sale and ultimate use of proceeds is expected to be six to seven cents per share dilutive for 2006.**

HOME PROPERTIES, INC.
December 31, 2005 Supplemental Information

The Detroit Portfolio is classified as held for sale at December 31, 2005. Due to this designation, the results of operations are included in the Discontinued Operations line of the Statement of Operations for both 2005 and 2004. The Detroit properties are the only properties included in Discontinued Operations that have not been sold as of the end of the year. For this reason, we believe that breaking out the Detroit activity would be helpful for investors.

DETROIT PORTFOLIO OPERATING INCOME DETAIL

	($ In thousands) 4TH QTR 2005	($ In thousands) YEAR 2005
RENT	$ 10,218	$ 41,057
PROPERTY OTHER INCOME (1)	868	2,586
TOTAL INCOME	11,086	43,643
OPERATING & MAINTENANCE (2)	(6,110)	(23,223)
NET OPERATING INCOME	4,976	20,420
INTEREST EXPENSE (3)	(1,296)	(5,476)
CASH FLOW BEFORE CAP EX	$ 3,680	$ 14,944

(1) Included in property other income is the water and sewer recovery revenue. The fourth quarter run rate of $868 thousand compares favorably to the first quarter 2005 recovery revenue of $505 thousand.

(2) The Operating and Maintenance expense includes direct General and Administrative costs associated with the Detroit Portfolio at slightly under 3% of revenue.

(3) The interest expense is for seven loans which are secured by the Detroit properties. The balance at December 31, 2005 is $73.6 million, and the weighted average interest rate of the debt is 7.02%. Refer to the average debt schedule included in this supplemental package for more details on these loans. It should be noted that one loan for $10 million was paid off on June 30, 2005 such that the fourth quarter number is a more appropriate rate versus the annual number supplied.

Depreciation expense for Detroit is included in the Discontinued Operations line of the financial statements, but is not included here as this presentation is based on a cash flow before capital expenditures or principle amortization.

HOME PROPERTIES, INC.
December 31, 2005 Supplemental Information

UTILITY PROGRAMS RECOVERY ANALYSIS
($ in millions, except per share)

	2005A	2006E
Water and sewer	$ 3.40 M	$ 7.30 M
Energy surcharge (recorded in Rent)	$ 0.04 M	$ 1.96 M
RUBS/Meter (recorded in Property Other Income)	$ 0.04 M	$ 1.40 M
Total revenue recovered	$ 3.48 M	$10.66 M
Per share	7.2 cents	22.6 cents

2006 Incremental Increase

Water and sewer	$3.90 M	
Energy surcharge	$1.92 M	
RUBS/Meters	$1.36 M	
Total incremental revenue	$7.18 M	15.2 cents
Total incremental heating costs	$5.54 M	11.7 cents